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                                                                  EXHIBIT 2(d)

                              AMENDMENT TO BY-LAWS
                                       of
                  NUVEEN PREMIUM INCOME MUNICIPAL FUND 4, INC.

The By-Laws of Nuveen Premium Income Municipal Fund 4, Inc. (the "Fund"), a Minnesota corporation, having been amended, by unanimous vote of the Board of Directors at a meeting duly called, convened and held on November 19, 1997, to read as follows:

RESOLVED, that to eliminate the inconsistency between the Fund's Articles of incorporation and By-Laws with respect to eligibility requirements for Board committees, Section 3.7 be amended in its entirety to read as follows:

         "Section 3.7 Committees. The Board of Directors, by resolution adopted by the affirmative vote of a majority of the Board, may designate from its members an Executive Committee, an Investment Committee (whose function shall be to advise the Board as to the investment policies of the
      Corporation) and any other committee, each such committee to consist of two or more directors and to have such powers and authority (to the extent permitted by law) as may be provided in such resolution."